APOLLO SENIOR FLOATING RATE FUND INC.

9 West 57th Street

New York, New York 10019

February 28, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Apollo Senior Floating Rate Fund Inc. has made disclosure pursuant to such provisions in its Annual Report on Form N-CSR for the fiscal year ended December 31, 2013, which was filed with the U.S. Securities and Exchange Commission on February 28, 2014. This disclosure can be found in the Form N-CSR and is incorporated by reference herein. Apollo Senior Floating Rate Fund Inc. made such disclosure based on information provided by other companies that may be deemed to be under common control Apollo Senior Floating Rate Fund Inc., and not because of any conduct by Apollo Senior Floating Rate Fund Inc.

Very truly yours,

APOLLO SENIOR FLOATING RATE FUND INC.

By:	/s/ Joseph D. Glatt
Name: Joseph D. Glatt
Title: Secretary and Chief Legal Officer